Exhibit 3.1

SOSID: 0662638 Date Filed: 11/30/2010 2:55:00 PM Elaine F. Marshall North Carolina Secretary of State C201033400348

ARTICLES OF AMENDMENT

OF

SURREY BANCORP

Pursuant to Section 55-10-06 of the General Statutes of North Carolina, Surrey Bancorp, a corporation organized and existing under the laws of the State of North Carolina, hereby submits these Articles of Amendment for the purpose of amending its Articles of Incorporation to create a series of preferred stock and to fix the preferences, limitation and relative rights of the shares of preferred stock within that series:

1. The name of the corporation is SURREY BANCORP (the “Corporation”).

2. The Corporation’s Articles of Incorporation are hereby amended by adding a new subsection D to Article 2 thereof as follows:

D. Of the 1,000,000 authorized shares of Preferred Stock, a series of Preferred Stock shall be as follows:

Designation of Series	Number of Shares	Par Value per Share

Series D Preferred Stock	200,000	No Par Value

The terms, relative rights, preferences and limitations of the Series D Preferred Stock shall be as follows:

Dividends: The holders of shares of Series D Preferred Stock are entitled to receive stated cash dividends from the Corporation at an annual rate of 5.0%, and no more, subject to declaration by the Board of Directors, at its sole discretion, from funds legally available for the payment of dividends. Dividends on the Series D Preferred Stock will not be cumulative on a year-to-year basis. Dividends will be payable as they are declared by the Board of Directors at such time or times as it elects, and no holder of Series D Preferred Stock will have any right to receive any dividend unless and until that dividend has been declared by the Board of Directors. The stated annual dividend may be declared and paid in increments during each calendar year. In connection with each dividend payment, the Board of Directors may set a record date in advance of the payment date for the purpose of determining the holders of shares of Series D Preferred Stock who are entitled to receive that dividend.

No dividend shall be declared or paid during any calendar year on the Corporation’s common stock unless and until there shall have been paid in full to the holders of Series D Preferred Stock (or set apart for purposes of such payment), without preference or priority as between such shares or other series of Preferred Stock, not less than a pro rata portion of the stated annual dividend thereon for that calendar year, at the rate provided therefor, through the date on which the Corporation proposes to pay the cash dividend on the common stock. Shares of Series D Preferred Stock shall not participate in dividends paid with respect to any other class or series of the Corporation’s capital stock, but shall rank on par with any other series of Preferred Stock with respect to dividends.

Liquidation: In the event of liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (a “Corporate Event”), the holders of the Corporation’s Series D Preferred Stock, without preference or priority as between such shares or other series of Preferred Stock, but prior to any distribution of assets to holders of the Corporation’s common stock, shall be entitled to receive from assets available for distribution to shareholders, for each such share held, a sum equal to $7.08 plus the amount of any dividend on such share which has been declared by the Board of Directors but has not yet been paid. Such distribution shall be considered full payment to the holders of Series D Preferred Stock, and such holders shall not participate with the holders of any other class or series of the Corporation’s capital stock in the distribution of any additional assets of the Corporation.

Voting: Shares of Series D Preferred Stock shall be non-voting shares, and holders of Series D Preferred Stock shall have no right to vote on matters submitted to a vote of the Corporation’s shareholders except to the extent such voting rights are required by applicable law.

Conversion: Shares of Series D Preferred Stock shall be convertible at the holder’s option at any time after the date of issuance thereof into common stock of the Corporation at the rate of 1.0 share of common stock for each one whole share of Series D Preferred Stock.

Redemption: After January 1, 2014, at any time when the market value of a share of the Corporation’s common stock is more than $8.85, the Corporation shall have the right and option to redeem all or a portion of the outstanding shares of Series D Preferred Stock at the rate of $7.08 for each one whole share of Series D Preferred Stock. For purposes of such conversion, the market value of a share of the Corporation’s common stock will be deemed to be the average of the reported closing prices for the Corporation’s common stock for the 20 consecutive trading days immediately preceding a date within five days of the date on which the Corporation’s conversion agent gives the required written notice of redemption, which must be not less than 30 days’ nor more than 60 days’ notice.

In the case of a redemption of less than all of the then outstanding shares of Series D Preferred Stock, the shares to be converted may be chosen by the Corporation randomly, proportionately, or in such other manner as its Board of Directors, at its sole discretion, considers reasonable and appropriate and, when made, the Board of Director’s determination shall be final, conclusive and binding on all persons, including, without limitation, the Corporation and the holders of Series D Preferred Stock.

Exercise: In the event that a holder of a shares of Series D Preferred Stock desires to exercise its right to convert all or a portion of those shares into shares of the Corporation’s common stock, then the holder who is exercising its option must give to the Corporation written notice of intent to convert which shall state the date on which the conversion shall be effective (the “Conversion Date”). After giving the required notice of conversion by the holder, and prior to the Conversion Date, the holder shall surrender to the Corporation the certificates evidencing all shares of the Series D Preferred Stock to be converted. However, the holder’s failure to surrender such certificates shall not affect or delay the conversion becoming effective. On the Conversion Date (or, if the Conversion Date specified in the notice is a date other than a regular business day of the Corporation, on the Corporation’s next regular business day), the holder will be deemed to become the holder of record of the shares of common stock into which the holder’s Series D Preferred Stock is converted, and the Series D Preferred Stock being converted will be deemed to have been canceled and to no longer be outstanding. Following the Conversion Date, the holder’s certificate or certificates formerly evidencing the holder’s Series D Preferred Stock which has been converted will evidence only the holder’s right to receive from the Corporation certificates evidencing the common stock into which that Series D Preferred Stock has been converted, and the Corporation will issue to such holder certificates evidencing the appropriate number of shares of common stock as promptly thereafter as practicable; provided however, that, notwithstanding the conversion of a holder’s Series D Preferred Stock on a Conversion Date, until the holder has surrendered to the Corporation the certificates formerly evidencing the holder’s Series D Preferred Stock that has been converted, the Corporation, at its option, shall not be required to deliver to the holder certificates evidencing the shares of common stock into which the holder’s Series D Preferred Stock has been converted, and the Corporation may withhold any dividend or other distribution payable on those shares of common stock until such time as the holder’s certificates formerly evidencing such holder’s Series D Preferred Stock have been surrendered or otherwise accounted for to the Corporation’s satisfaction.

Anti-dilutive Adjustments. In the event of (i) any dividend payable by the Corporation in shares of its common stock, (ii) any subdivision, combination or reclassification of the outstanding shares of the Corporation’s common stock, (iii) any issuance of rights or warrants to all holders of common stock entitling them (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at less than the then Current Market Price of the common stock, or (iv) any distribution of evidences of indebtedness, capital stock, or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash) to all holders of common stock, then the number and/or type of shares of common stock or other securities into which such shares of Series D Preferred Stock may be converted shall be proportionately adjusted, effective on the date of any such event, to prevent the dilution of conversion rights pertaining to the Series D Preferred Stock as described above. For purposes of this subparagraph, “Current Market Price” means the average of the daily closing prices for the ten consecutive trading days selected by the Corporation commencing not more than 20 trading days before, and ending not later than, the earlier of the day in question or, if applicable, the day before the “ex” date with respect to the issuance or distribution in question.

Each such adjustment to the outstanding Series D Preferred Stock required by the above paragraph shall be determined by the Corporation’s Board of Directors in a manner which it, at its sole discretion, considers to be reasonable and appropriate and, when made, the Board of Directors’ determination shall be final, conclusive and binding on all persons, including, without limitation, the Corporation and the holders of Series D Preferred Stock.

Change of Control: In the event that the Corporation becomes a party to any transaction, including, without limitation, (i) a recapitalization or reclassification of the common stock; (ii) a merger of the Corporation into any other person, where the Corporation is not the survivor; (iii) any sale, transfer or lease of all or substantially all of the assets of the Corporation; or (iv) any compulsory share exchange pursuant to which the common stock is converted into the right to receive other securities, cash or other property (each of the foregoing being referred to as a “Change in Control”), then the holders of Series D Preferred Stock will have the right to convert the Series D Preferred Stock into the kind and amount of securities, cash or other property receivable upon the consummation of such Change in Control transaction by a holder of the number of shares of common stock issuable upon conversion of the Series D Preferred Stock immediately prior to such Change in Control transaction.

Fractional Shares: If, as a result of an adjustment described in the above paragraph in the number of shares of the Corporation’s common stock into which each share of Series D Preferred Stock is convertible, such a conversion would result in a fractional share of common stock, then, upon conversion, the

Corporation shall issue to the holder the number of whole shares of common stock into which each such share is convertible and, in lieu of issuing the fractional share, the Corporation shall pay to the holder in cash an amount equal to the fraction multiplied by the then current market value of a share of the Corporation’s common stock. For purposes of the distribution of cash in lieu of fractional shares, the market value of a share of common stock shall be determined by the Corporation’s Board of Directors in a manner which it, at its sole discretion, considers to be reasonable and appropriate and, when made, the Board of Directors’ determination shall be final, conclusive and binding on all persons, including, without limitation, the Corporation and the holders of Series D Preferred Stock.

3. The foregoing amendment was duly adopted by the Corporation’s Board of Directors at a meeting of the Board on November 30, 2010, without shareholder action, which was not required because the Articles of Incorporation provide that the Board of Directors may establish series of the Corporation’s preferred stock and determine the preferences, limitations and relative rights of each series of shares before the issuance of any shares of such series in accordance with Section 55-6-02 of the General Statutes of North Carolina.

4. These Articles of Amendment will become effective upon filing.

IN WITNESS WHEREOF, Surrey Bancorp has caused these Articles of Amendment to be signed by Edward C. Ashby, III, its President and Chief Executive Officer, this 30th day of November 2010.

SURREY BANCORP

By:	/s/ Edward C. Ashby, III

Name:	Edward C. Ashby, III
Title:	President and Chief Executive Officer